SAMEX MINING CORP.

#301 32920 Ventura Avenue, Abbotsford, BC, V2S 6J3  TEL:  (604) 870-9920  FAX:  (604) 870-9930

AMENDED NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the RE-SCHEDULED Annual General Meeting of shareholders of SAMEX MINING CORP. (the “Company”), will be held at the Ramada Plaza & Conference Centre, Valley Room, 36035 North Parallel Road, Abbotsford, British Columbia on Monday, October 1, 2012 at 2:30 in the afternoon, Abbotsford time, for the following purposes:

1.	To receive the Annual Report of the Directors to the Shareholders;

2.	To receive the Audited Financial Statements of the Company for the fiscal period ended December 31, 2011, and the Auditors’ Report thereon;

3
To consider and if thought fit, to approve the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditors for the ensuing year, at a remuneration to be fixed by the Directors of the Company;

4.	To determine the number of Directors of the company at six (6);

5.	To elect Directors for the ensuing year;

6.
To consider and, if thought fit, pass an ordinary resolution to ratify, confirm and approve the Company’s Stock Option Plan as described in the accompanying Amended Information Circular delivered herewith; and

7.	To transact such other business as may properly come before the Meeting.

Also accompanying this AMENDED Notice of Meeting is a Supplemental Mailing List Return Card, an AMENDED Information Circular, and an AMENDED Proxy Form.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED AMENDED PROXY FORM AND RETURN IT PROMPTLY TO THE COMPANY’S REGISTRAR AND TRANSFER AGENT IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN THE AMENDED FORM OF PROXY AND AMENDED INFORMATION CIRCULAR ACCOMPANYING THIS NOTICE.  THE AMENDED PROXY WILL NOT BE USED AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF UNLESS THE SAME IS DEPOSITED AT THE OFFICE OF THE REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPT., 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, OR BY FAX: 1-866-249-7775 OR (416) 263-9524 AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE HOLDING OF THE MEETING.  THE ENCLOSED AMENDED PROXY FORM IS SOLICITED BY MANAGEMENT AND YOU MAY AMEND IT, IF YOU SO DESIRE, BY STRIKING OUT THE NAMES LISTED THEREIN AND INSERTING IN THE SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO REPRESENT YOU AT THE MEETING.

IF A SHAREHOLDER RECEIVES MORE THAN ONE AMENDED PROXY FORM BECAUSE SUCH SHAREHOLDER OWNS SHARES REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH AMENDED PROXY FORM SHOULD BE COMPLETED AND RETURNED.

DATED at Abbotsford, British Columbia this 7th day of September, 2012.

BY ORDER OF THE BOARD OF DIRECTORS
SAMEX MINING CORP.

“Jeffrey P. Dahl”
________________________________________
JEFFREY P. DAHL
PRESIDENT

detach for mailing

SAMEX MINING CORP.

SUPPLEMENTAL MAILING LIST - RETURN CARD

Request for Financial Statements and MD&A

Registered and beneficial shareholders of the subject corporation may elect annually to receive a copy of the interim or annual financial statements of the corporation together with the corresponding management discussion and analysis (“MD&A”), if they so request.  If you wish to receive such mailings, please complete and return this form to:

SAMEX MINING CORP.                                                      OR BY FAX TO: (604) 870-9930
#301- 32920 Ventura Avenue
Abbotsford, BC  V2S 6J3

I, the undersigned, certify that I am the beneficial owner of securities of SAMEX Mining Corp. and request that my name be placed on the Company’s Supplemental Mailing List in respect of; [Check One Or Both]

____ Annual Financial Statements and corresponding MD&A

____ Interim Financial Statements and corresponding MD&A

Name	(please print clearly)		Date

Address

City		Province	Postal Code

Preferred Method of Communication: (check one) Email _____________			or Mail_______________

Email Address:
(please print clearly)

Signature	Name & Title of Person Signing
If Different From Above

SAMEX MINING CORP.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on October 1, 2012

AMENDED INFORMATION CIRCULAR
(as at September 7, 2012, unless otherwise indicated)

1.           SOLICITATION OF PROXIES

This AMENDED Information Circular is furnished to the common shareholders (“shareholders”) by the Board of Directors of SAMEX MINING CORP. (the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of the shareholders to be held at the hour of 2:30 P.M. at the Ramada Plaza & Conference Centre, Valley Room, 36035 North Parallel Road, Abbotsford, British Columbia on Monday, October 1, 2012 and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.

THE ENCLOSED AMENDED PROXY IS SOLICITED BY AND ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.  THE PERSONS NAMED IN THE ENCLOSED AMENDED PROXY FORM ARE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY.  A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE AMENDED PROXY FORM OR BY COMPLETING ANOTHER AMENDED FORM OF PROXY.  To be used at this meeting, the completed AMENDED Proxy Form should be deposited at the office of the Registrar and Transfer Agent, Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or delivery by fax: 1-866-249-7775 or (416) 263-9524 at least 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost.  The cost of solicitation by the Board of Directors will be borne by the Company.

2.           REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it either by (a) signing a proxy bearing a later date and depositing the same at the office of the Registrar and Transfer Agent, Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or delivery by fax: 1-866-249-7775 or (416) 263-9524 at least 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting; or (b) attending the meeting in person, revoking any prior proxy in writing, and registering with the scrutineers as a shareholder personally present prior to commencement of the Meeting.

3.           EXERCISE OF DISCRETION BY PROXIES

A shareholder’s instructions on his AMENDED Proxy Form as to the exercise of voting rights will be followed in casting such shareholder’s votes on any ballot that may be called for.  IN THE ABSENCE OF ANY INSTRUCTIONS, THE SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.

The enclosed AMENDED Proxy Form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the meeting or any adjournment thereof.  At the time of printing of this AMENDED Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the AMENDED Notice of Meeting.

4.           INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, who has held the position at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee of the management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the said Meeting (other than the election of directors or the appointment of auditors and any interest from the ownership of shares of the Company where the shareholder received no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company) save and except for the transactions referred to under the headings “Executive Compensation” and “Particulars of Other Matters to be Acted Upon” and as otherwise disclosed herein.

5.           VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has no maximum number of Common Shares (the “Common Shares”) without par value and Preferred Shares having Special Rights and Restrictions as set forth in the Articles of the Company, each common share carrying the right to one vote.  The share transfer books of the Company will not be closed, but the Board of Directors has fixed August 3, 2012 as the record date (the “Record Date”) for the determination of shareholders entitled to notice of and to vote at the Annual General Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Annual General Meeting.  As of August 3, 2012, the Record Date, 126,733,719 Common Shares and none of the Preferred Shares were issued as fully paid and non-assessable.   A complete list of the shareholders entitled to vote at the Annual General Meeting will be open to examination by any shareholder for any purpose germane to the Annual General Meeting, during ordinary business hours for a period of 10 days prior to the Annual General Meeting, at the office of the Company at #301 32920 Ventura Avenue, Abbotsford, British Columbia.

To the knowledge of the directors or executive officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares, as at the Record Date (August 3, 2012), except as follows:

Name and Address	Number of Shares	Percentage of Issued Shares
SASAN SADEGHPOUR, Suite 1107 – 2001 Kirby Drive, Houston, Texas 77019	29,484,368(1)	23.26%
CDS & CO, NCI Account, 25 The Esplanade PO Box 1038, Station A, Toronto, ON, M5W 1G5	61,465,499(2)	48.50%
CEDE & CO, PO Box 20, Bowling Green Stn, New York, NY 10274, United States	38,229,945(2)	30.17%
(1)11,887,668 shares held directly and 17,596,700 held by Sasco Partners, LP, which is indirectly controlled by Sasan Sadeghpour.  A further 11,025,834 share purchase warrants are held by Mr. Sadeghpour which, if exercised would increase his direct and indirect holdings to 40,510,202 shares representing 29.41% of the shares of the Company then outstanding.
(2) This holder acts as a depository for brokerage firms and other intermediaries.  Management of the Company is unaware of the beneficial owners of these shares.  The above information was supplied by the Company’s transfer agent, Computershare Investor Services Inc.

6.           VOTES NECESSARY TO PASS RESOLUTIONS AT THE ANNUAL GENERAL MEETING

Under the Company’s Articles, the quorum for the transaction of business at the meeting consists of two (2) persons being or represented by proxy, shareholders holding at least one-twentieth (1/20) of the issued shares entitled to be voted at the meeting.  Under the Company’s Articles and the Business Corporations Act (British Columbia) a majority of the votes cast at the meeting (in person or by proxy) is required in order to elect directors and to pass the ordinary resolutions referred to in the accompanying Notice of Meeting and a majority of not less than three-quarters (¾) of the votes cast at the meeting (in person or by proxy) are required in order to pass special resolutions.

7.           APPOINTMENT OF AUDITORS

The persons named in the enclosed Form of Amended Proxy intend to vote for the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, #1500 – 1140 West Pender Street, Vancouver, BC, V6E 4G1, as auditors of the Company to hold office until the next Annual General Meeting of shareholders, at a remuneration to be fixed by the directors.  Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, have been auditors of the Company since November 9, 2004.

8.           ELECTION OF DIRECTORS

The Board of Directors presently consists of six (6) directors and it is intended to determine the number of directors at six (6) and to elect six (6) directors for the ensuing year.

The persons named below are the nominees of management for election as directors.  Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act.  It is the intention of the persons named as proxyholders in the enclosed AMENDED Form of Proxy to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors.  The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director, however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, AMENDED PROXIES IN FAVOR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS AMENDED PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

The following table sets out the name of each of the persons proposed to be nominated for election as a director and the name of each of the persons whose term of office, if elected, shall continue after the meeting; all positions and offices in the Company presently held by him; his principal occupation at present and during the preceding five years; the period(s) during which he has served as a director; and the number of shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the Record Date.

Name, Province/State and Country of Residence and Position with Company	Present and Principal Occupation During the Last Five Years	Date of Appointment as Director	Common Shares Beneficially Owned or Controlled Directly or Indirectly
Sasan Sadeghpour (***) Texas, USA Chairman and Director	Manager of Sasco Investments, LP General Manager of Sasco Partners, LP .		29,484,368
Jeffrey P. Dahl British Columbia, Canada President, Chief Executive Officer and Director
President, CEO;
Director of SAMEX Mining Corp. from November 1995 to present;  President of SAMEX Mining Corp. from August, 2001 to present; Chief Executive Officer of SAMEX Mining Corp. from May, 2003 to present.
		November 3, 1995	1,185,000(1)
Robert E. Kell Montana, USA Vice President, Exploration and Director	Geologist, Vice President, Exploration; Vice President, Exploration of SAMEX Mining Corp. from November 1995 to present.	June 11, 1996	545,000
Larry D. McLean(*) (**) British Columbia, Canada Vice President, Operations, Chief Financial Officer and Director	Vice President, Operations, CFO; Vice President, Operations and Director of SAMEX Mining Corp. from November 1995 to present; Chief Financial Officer of SAMEX Mining Corp. from May, 2003 to present.	November 3, 1995	511,525
Allen D. Leschert(*) (**) British Columbia, Canada Director and Legal Counsel	Barrister and Solicitor; Leschert & Company Law Corporation Director of SAMEX Mining Corp. from November 1995 to present.	November 3, 1995	147,912
Malcolm B. Fraser(*) (**) British Columbia, Canada	Management Consultant for various public and private natural resource companies Director of SAMEX Mining Corp. from January 6, 2011 to present.	January 6, 2011	nil
  NOTES:   (*)       Denotes member of Audit Committee
(**)   Denotes member of Compensation Committee
(1)    1,080,000 shares are held directly and 105,000 are held indirectly
(***)  It is intended that upon election Mr. Sadeghpour will be appointed as Chairman of the Board and as a member of the Audit Committee and Compensation Committee

Unless otherwise stated above, each of the proposed nominees has held the principal occupation or employment indicated for at least five (5) years.  Unless otherwise stated each of the proposed nominees has served continually as director since the year he first became a director.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from SEDI or the register of shareholdings maintained by the Company’s transfer agent.

To the knowledge of the Company, except as noted below, no person proposed for election as a director of the Company:

(1)           has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority after December 31, 2000 or any other penalty or sanction imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director; or

(2)            is, or has been in the last 10 years:
(a)
a director, chief executive officer or chief financial officer of any issuer that while that person was acting in that capacity, (i) was the subject of a cease trade order or similar order (including a management cease trade order) or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or

(b)
a director or executive officer of any issuer that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Malcolm Fraser was a director of Circumpacific Energy Corp, which was the subject of an extensive compliance investigation by TSX Venture Exchange (TSX-V). This investigation took place in the context of litigation among Circumpacific and its directors, and certain former senior officers and minority shareholders seeking, among other things to remove management. As a result of the investigation, Circumpacific’s shares were halted or suspended from trading from January, 2003 to February 11, 2004, following which the TSX-V required Circumpacific to prepare formal written internal control procedures, and required that all of its directors, including Mr. Fraser, complete an acceptable corporate governance course, which he did in October, 2003.  The litigation was settled in 2005, and Mr. Fraser subsequently ceased to be a director of this company in late 2008.

9.           EXECUTIVE COMPENSATION

Interpretation

In this section:

“Chief Executive Officer” or “CEO” means an individual who acted as chief executive officer of the Company or acted in a similar capacity, for any part of the most recently completed financial year.

“Chief Financial Officer” or “CFO” means an individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year.

“Named Executive Officer” or “NEO” means each of the following individuals:
a)      CEO;
b)      CFO:
c)      each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6), for that financial year; and
d)      each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

Report on Executive Compensation

Compensation Committee - A Compensation Committee (“the Committee”) was formed November 16, 2003 to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company and such other persons as the Board of Directors may request from time to time.  The Committee is presently comprised of independent directors of the company, Allen Leschert and Malcolm Fraser, and executive director, Larry McLean.

Discussion and Analysis - In the process of determining compensation, it is the policy of the Committee to compensate the Company’s executive officers by cash payments and the granting of incentive stock options and, where considered appropriate, cash bonuses and other methods of compensation.  The incentive stock options are used to attract and retain qualified personnel to motivate performance with incentive compensation.  Though the Committee has not established any specific compensation criteria directly related to corporate performance, the Committee’s philosophy is to balance short and long-term incentives in evaluating performance and determining actual incentive awards.  The Committee targets base salary levels by comparison with executive compensation disclosed by other public companies in the mineral resource industry of a similar size and circumstances to the Company, formal or informal surveys of compensation paid for comparable positions by other potential public and private employers, and other factors the Committee considers relevant, with adjustments to reflect factors pertaining to the Company as a whole such as the availability of financial resources and factors particular to the individual executive officer such as the timing and amount of any prior compensation increases and the composition thereof, previous grants of option-based awards, changes in responsibility, the requirement for foreign travel and work assignments, and the importance and relative scarcity of particular skills or expertise offered by the executive officer in light of the existing and anticipated future needs of the Company.  The base salaries are reviewed for market competitiveness and to reflect each executive officer’s responsibilities, experience and individual performance.  The Company has not established any formal bonus program for executives, but does grant bonuses on a discretionary basis, having regard to the circumstances of the Company and the performance of the individual executive and other factors the Committee considers relevant.

During the second quarter of 2011, upon the recommendation of the Compensation Committee, the Company paid bonuses totalling $185,000 to employees who are also directors or officers of the Company as follows:  a one-time bonus of $150,000 to Jeffrey Dahl, our President and Chief Executive Officer, as recognition of exceptional performance in putting the Company on a sound financial basis during 2010; the Company paid a one-time payment of $20,000 to Robert Kell, our Vice President-Exploration, as a performance bonus for 2010 and an adjustment for United States medical cost allowance; the Company paid a one-time payment of $10,000 to Larry McLean our Vice President–Operations and Chief Financial Officer as a performance bonus for 2010; the Company paid a one-time bonus of $5,000 to Brenda McLean, the Corporate Secretary of the Company, for extra services provided.

Option Based Awards – The Company from time to time grants incentive stock options to its executives as part of its compensation package.  The Committee considers any option grants to executive officers or any amendments to options previously granted to such executives and makes recommendations to the Board of Directors which approves the final grant. The Committee considers option grants in the light of the general compensation criteria it considers in determining executive compensation as part of the overall compensation of the executive as well as other factors such as prior option grants, the prevailing price of the Company’s shares, the price of prior option grants, changes in capital structure, future equity financing activities and other factors it considers relevant.  All options are granted on and subject to the terms and conditions of the Company’s existing stock option plan described under Item 11 “Securities Authorized for Issuance under Equity Compensation Plans”.

Summary Compensation Table For Named Executive Officers

The compensation for the NEOs for the Company’s three (3) most recently completed financial years ending on or after December 31, 2008 is as set out below:

Name and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compen- sation	Total compen- sation ($)
					Annual incentive plans	Long-term incentive plans
Jeffrey P. Dahl President, CEO	2011 2010 2009	177,000 148,500 148,500	nil nil nil	479,671(6)(7) nil 90,707(3)(7)	nil nil nil	nil nil nil	nil nil nil	150,000(5) 12,375(4) nil	806,671 160,875 239,207
Robert E. Kell Vice President, Exploration	2011 2010 2009	146,631 128,156(1) 130,400(2)	nil nil nil	479,671(6)(7) nil 90,707(3)(7)	nil nil nil	nil nil nil	nil nil nil	20,000(5) 9,635(4) nil	646,302 137,791 221,107
Larry D. McLean Vice President, Operations, CFO	2011 2010 2009	114,000 95,700 95,700	nil nil nil	479,671(6)(7) nil 90,707(3)(7)	nil nil nil	nil nil nil	nil nil nil	10,000(5) 7,975(4) nil	603,671 103,675 186,407
(1)paid US$121,200 – translated to CDN $128,156 at a rate of exchange in effect at the time of each individual monthly salary payment in US$ which in aggregate totaled US$121,200.
(2)paid US$112,200 – translated to CDN $130,400 at a rate of exchange in effect at the time of each individual monthly salary payment in US$ which in aggregate totaled US$112,200.
 (3)this amount is a stock-based compensation expense based on the grant date fair value of stock options as determined by using the Black-Scholes option pricing model which is the generally accepted option pricing model for accounting purposes.  The following assumptions were used for the Black-Scholes valuation of these stock options granted during the third quarter of 2009:  Expected dividend yield – 0%; Expected stock price volatility – 109%; Risk-free interest rate – 0.50%; Expected life of options – 10 years.
(4)Christmas bonus

(5)Bonus
(6)this amount is a stock-based compensation expense based on the grant date fair value of stock options as determined by using the Black-Scholes option pricing model which is the generally accepted option pricing model for accounting purposes.  The following assumptions were used for the Black-Scholes valuation of these stock options granted during the second quarter of 2011:  Expected dividend yield – 0%; Expected stock price volatility – 133.8184%; Risk-free interest rate 3.3661%; Expected life of options – 10 years.
(7)these options include options granted as compensation for acting as a Director of the Company in addition to acting as an executive officer.  See table under Item 10. “Director Compensation”.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the particulars of all awards outstanding at the end of the most recently completed financial year to the Named Executive Officers of the Company.  All of these options are granted on and subject to the terms of the Company’s incentive stock option plan.  See description under Item 11 “Securities Authorized for Issuance under Equity Compensation Plans”.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jeffrey Dahl	350,000 300,000 270,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	Apr 20/15 May 2/16 Feb 23/17 Sep 4/19 May 2/21	84,000(1) nil nil 275,000(1)	nil	nil	nil
Robert Kell	350,000 300,000 275,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	Apr 20/15 May 2/16 Feb 23/17 Sep 4/19 May 2/21	84,000(1) nil nil 275,000(1)	nil	nil	nil
Larry McLean	350,000 300,000 250,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	Apr 20/15 May 2/16 Feb 23/17 Sep 4/19 May 2/21	84,000(1) nil nil 275,000(1)	nil	nil	nil
(1)calculated on the difference between the market value of the securities underlying the instruments at the end of the year ($0.64 closing price on December 30, 2011), and the exercise price of the option.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets forth the particulars of all awards for which value was vested or earned during the most recently completed financial year by the Named Executive Officers of the Company.  All of these options are granted on and subject to the terms of the Company’s incentive stock option plan.  See description under Item 11 “Securities Authorized for Issuance under Equity Compensation Plans.”

Name	Option-based awards – value vested during the year $	Share-based awards – value vested during the year $	Non-equity incentive plan compensation – value earned during the year $
Jeffrey Dahl	479,671(1)	nil	nil
Robert Kell	479,671(1)	nil	nil
Larry McLean	479,671(1)	nil	nil
(1)this amount is a stock-based compensation expense based on the grant date fair value of stock options as determined by using the Black-Scholes option pricing model which is the generally accepted option pricing model for accounting purposes.  The following assumptions were used for the Black-Scholes valuation of these stock options granted during the second quarter of 2011:  Expected dividend yield – 0%; Expected stock price volatility – 133.8184%; Risk-free interest rate 3.3661%; Expected life of options – 10 years.

Pension Plan Benefits, Defined Benefit or Actuarial Plan Disclosure

The Company does not have a pension plan or other defined benefit or actuarial plan.

Termination And Change of Control Benefits

The Company has employment or consulting agreements (the “Employment/Consulting Agreements”) with its three Named Executive Officers (NEO’s).  Among other things, these agreements provide for payment to the NEO upon termination of their respective employment or consultancy (“Termination”). If Terminated for fraud, theft, acts of moral turpitude or other conduct which would constitute just cause for dismissal of an employee, as that phrase is interpreted by the courts in Canada and/or, in the case of a consultant, breach of a covenant, obligation or warranty under the agreement which continues unremedied for a period of seven (7) days after written notice (“Cause”) the employee or consultant is entitled only to compensation earned up to the time of Termination.  If the Termination is for reason other than Cause (“Termination Without Cause”), the NEO is entitled to payment equal to the full amount of their monthly salary/consulting fee and benefits multiplied by 24, plus the full amount of any bonus awarded by the Compensation Committee in the 60 days prior to Termination or, absent such award, 50% of the total amount of Bonuses paid to the NEO within the 24 months prior to Termination.

Under the terms of the Employment/Consulting Agreements, the Company retains all right, title and interest in any confidential information including information developed by the NEO on behalf of the Company and the NEO is required to turn over to the Company all copies of confidential information or materials relating in any material way to the Company’s business in the NEO’s possession or control upon Termination.

The NEO is entitled to retain personal ownership and use of any laptop, electronic notepad, cellular telephone or other portable electronic device purchased by the Company but used by the NEO in the course of his duties provided that the NEO first delivers to the Company a full electronic copy, in readable format, of all material documents, data and other information belonging to or related to the Company on such devices and shall promptly delete any confidential information from such devices.

The NEO is also required to continue after Termination Without Cause to provide limited services (not to exceed 2 hours per month) as a consultant to the Company for the purpose of providing reasonable documentation and information arising from the NEO’s prior work for a period of 24 months following Termination.  In sole consideration, the NEO is entitled to receive any reasonable out of pocket expenses and is entitled to retain any Incentive Stock Options then outstanding for the 24 month period of the consultancy, plus 90 days.

The estimated incremental value of payments, payables and benefits which might be paid in the event of a triggering event to the Named Executive Officers, together with the relevant assumptions is set out in the following table:

Name and Principal Position	Cash Payments (1)	Cash Value of Retained Options as at FYE 2011 (2)	Cash Value of Retained Options as at August 31, 2012 (2)	Value of Other Benefits (3)
Jeffrey P. Dahl President, CEO	$450,811.50	$359,000	$0	$1,000
Robert E. Kell V.P. Exploration	$338,817.50	$359,000	$0	$1,000
Larry D. McLean V.P. Operations, CFO	$249,539.50	$359,000	$0	$1,000
(1)NEO’s monthly salary/benefits at the time of Termination multiplied by 24, plus 50% of any bonuses granted in the prior 2 years
(2)Calculated on the basis of in-the-money cash value of options on Termination, based on market price on the date specified.  The full value of these options based on a Black-Scholes calculation has already been recognized as a charge in the Company’s financial statements and therefore no incremental value for the future value of the retained options is recognized here.
(3)Estimated value of employee’s personal laptop and electronic devices.

10.         DIRECTOR COMPENSATION

The following table provides detailed information regarding all amounts of compensation provided to the Company’s directors in their capacity as directors during the Company’s most recently completed financial year.

Name	Fees Earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Peter J. Dahl	nil	nil	287,803(2)	nil	nil	nil	287,803
Jeffrey Dahl	nil	nil	479,671(2)(3)	nil	nil	nil (1)	479,671
Robert Kell	nil	nil	479,671(2)(3)	nil	nil	nil (1)	479,671
Larry McLean	nil	nil	479,671(2)(3)	nil	nil	nil (1)	479,671
Allen Leschert	nil	nil	287,803(2)	nil	nil	nil	287,803
Malcolm Fraser	nil	nil	287,803(2) 132,130(4)	nil	nil	nil	419,933
(1)see “Summary Compensation Table for Named Executive Officers” who were compensated in their capacity as executive officers (NEOs) of the Company, but not in their capacity as directors of the Company.
 (2)this amount is a stock-based compensation expense based on the grant date fair value of stock options as determined by using the Black-Scholes option pricing model which is the generally accepted option pricing model for accounting purposes.  The following assumptions were used for the Black-Scholes valuation of these stock options granted during the second quarter of 2011:  Expected dividend yield – 0%; Expected stock price volatility – 133.8184%; Risk-free interest rate 3.3661%; Expected life of options – 10 years.
(3)these option based awards include options granted as compensation for acting as a Director of the Company in addition to acting as an executive officer.  See “Summary Compensation Table for Named Executive Officers” under Item 9 “Executive Compensation”.
(4)this amount is a stock-based compensation expense based on the grant date fair value of stock options as determined by using the Black-Scholes option pricing model which is the generally accepted option pricing model for accounting purposes.  The following assumptions were used for the Black-Scholes valuation of these stock options granted during the first quarter of 2011:  Expected dividend yield – 0%; Expected stock price volatility – 134.6683%; Risk-free interest rate 3.3811%; Expected life of options – 10 years.

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Amended Information Circular, except directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants, experts or involvement in special assignments.

Allen Leschert, a director of the Company, provides legal services to the Company through the law firm, Leschert & Company Law Corporation.  Leschert & Company Law Corporation charged the Company $65,982 for legal services during the 2011 fiscal year.

Malcolm Fraser, a director of the Company charged the Company $2,800 during the 2011 fiscal year for conducting research and consulting on behalf of the Board.

Directors are also eligible to receive incentive stock options to purchase common shares granted from time to time.  During the Company’s most recently completed financial year, stock options to purchase common shares (option-based awards) were granted to directors of the Company as follows:

Jeffrey Dahl	option to purchase 375,000 shares at $1.50/share	option expires May 2, 2021
Robert Kell	option to purchase 375,000 shares at $1.50/share	option expires May 2, 2021
Larry McLean	option to purchase 375,000 shares at $1.50/share	option expires May 2, 2021
Peter Dahl	option to purchase 225,000 shares at $1.50/share	option expires May 2, 2021
Allen Leschert	option to purchase 225,000 shares at $1.50/share	option expires May 2, 2021
Malcolm Fraser	option to purchase 200,000 shares at $0.70/share option to purchase 225,000 shares at $1.50/share	option expires Jan 6, 2021 option expires May 2, 2021

No share-based awards were granted to directors of the Company during the Company’s most recently completed financial year.

The following table sets forth the particulars of all awards outstanding at the end of the most recently completed financial year to the directors of the Company.

Outstanding Share-Based Awards and Option-Based Awards To Directors

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jeffrey Dahl	350,000 300,000 270,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	Apr 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021	84,000(1) - - 275,000(1)	nil	nil	nil
Robert Kell	350,000 300,000 275,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	Apr 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021	84,000(1) - - 275,000(1) -	nil	nil	nil
Larry McLean	350,000 300,000 250,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	Apr 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021	84,000(1) - - 275,000(1) -	nil	nil	nil
Peter Dahl	350,000 150,000 150,000 400,000 225,000	$0.40 $0.85 $0.84 $0.20 $1.50	Apr 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021	84,000(1) - - 176,000(1) -	nil	nil	nil
Allen Leschert	350,000 150,000 150,000 200,000 225,000	$0.40 $0.85 $0.84 $0.20 $1.50	Apr 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021	84,000(1) - - 88,000(1) -	nil	nil	nil
Malcolm Fraser	200,000 225,000	$0.70 $1.50	Jan 6, 2021 May 2, 2021	- -	nil	nil	nil
(1)calculated on the difference between the market value of the securities underlying the instruments at the end of the year ($0.64 closing price on December 30, 2011), and the exercise price of the option.

11.         SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information, as at the end of the Company’s most recently completed financial year, with respect to any compensation plans under which equity securities of the Company are authorized for issuance:

 Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Shareholders: Stock Option Plan	11,555,000	$0.70	1,115,872

The Company maintains a “rolling” incentive stock option plan (the “Plan”) which authorizes the issuance of common shares to qualified option holders under the Plan.   The Plan, which was approved by shareholders at its 2011 Annual General Meeting, authorizes the Board of Directors to grant options to purchase common shares of the Company to any person who is an employee, director, officer, or consultant for the Company or one of its subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX Venture Exchange (the “TSX-V”), or a company which is owned by one or more such individuals (an “Eligible Person”).  The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement to persons who are eligible to receive options under the Plan.  The maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  The Board is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy.  Any options granted under the Plan are exerciseable only while the holder remains an Eligible Person or the time period determined by the Board after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

12.         INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No debts are owed to the Company nor has the Company guaranteed or supported the indebtedness of any person who is or at any time during the most recently completed fiscal year was a director, executive officer, or proposed nominee for election as a director of the Company, or any associate or affiliate of any of the foregoing, except as set out herein.

13.         INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, no person now is or who has, at any time since the beginning of the last financial year, been (i) a person who directly or indirectly beneficially owns or controls shares carrying more than 10% of the voting rights attached to the shares of the Company (a “10% Holder”), (ii) a director or executive officer of the Company, a subsidiary of the company or a company that is a 10% Holder or (iii) a proposed management nominee for election as a director of the Company, nor an associate or affiliate of any of the foregoing persons had, since the commencement of the Company’s last completed financial year, any material interest, direct or indirect, in any transactions or proposed transactions which in either case has or would materially affect the Company or any of its subsidiaries, save and except for the transactions referred to under the headings “Executive Compensation” and “Particulars of Other Matters to be Acted Upon” or otherwise disclosed herein including the following:

A director of the Company held 50,000 warrants at a price of $0.78/share that expired on February 13, 2011.

A director of the Company exercised warrants on April 26, 2011 for the purchase of 176,000 shares at a price of $0.20/share.

On May 2, 2011, stock options were granted to directors and officers of the Company for the purchase of 1,900,000 shares at a price of $1.50 per share until expiry May 2, 2021.

A director of the Company exercised a warrant on June 2, 2011 for the purchase of 50,000 shares at a price of $0.20/share.

A director of the Company exercised a stock option on July 4, 2011 for the purchase of 200,000 shares at a price of $0.20/share.

A director of the Company exercised a warrant on July 14, 2011 for the purchase of 50,000 shares at a price of $0.20/share.

Subsequent to the fiscal period ended December 31, 2011, a director of the Company held 100,000 warrants at a price of $1.00/share that expired on March 16, 2012.

Subsequent to the fiscal period ended December 31, 2011, the TSX Venture Exchange consented to a two-year extension of the expiry date of 861,834 warrants at $0.35 per share which were held by a Control Person/Insider of the Company.

In September 2012, the Company entered into an agreement with Sasan Sadeghpour, a nominee for election as director and  Sasco Partners, LP, a fund controlled by him ("Sasco"), to settle certain matters in dispute as set out in public communications between them in late 2011 and early 2012 (the "Settlement Agreement").   Sasco/Sadeghpour collectively own approximately 23.64% of SAMEX's outstanding common shares.  Under the terms of the Settlement Agreement, the Company has agreed to nominate Mr. Sadeghpour for election as a director at this meeting and has also agreed to certain other conditions including that, if elected, Mr. Sadeghpour will be appointed as Chairman of the Board and to the Audit Committee, the Compensation Committee and, if formed hereafter, a nominating committee.  Mr. Sadeghpour will also be entitled to form a necessary part of the quorum for meetings of the Board of Directors so long as he is a member of the Board.  The current directors and officers have also agreed to tender their resignations to the Company if Mr. Sadeghpour so requests during the period commencing January 1, 2013 and ending June 30, 2013 and have also agreed to vote their shares in favour of his re-election and other persons nominated by him up to completion of the 2014 annual general meeting of shareholders (the "2014 Meeting").  The Company has also agreed to reimburse Sasco/Sadeghpour for costs incurred relating to this meeting up to a maximum of $50,000, and has agreed that until completion of the 2014 Meeting, Sasco (so long as it holds at least 50% of the shares of the Company it now holds) will have the right to approve certain acquisitions, dispositions or other major transactions.  The foregoing is a summary only of certain key provisions of the Settlement Agreement, and not an exhaustive description of its terms.  Readers are invited to review the entire agreement, a copy of which will be filed at www.sedar.com upon completion and will be available for inspection prior to the Meeting.

14.           INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in the Amended Information Circular, no person who is or has been a director or executive officer of the Company at any time since the commencement of the Company’s last completed financial year, no person who, to the knowledge of the Company, holds 10% or more of the votes, attached to securities of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has or has had any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

15.           MANAGEMENT CONTRACTS

Management functions of the Company are not to any substantial degree performed by a person other than the directors or executive officers of the Company or a subsidiary.

16.           CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices, the Company is required to and hereby discloses its corporate governance practices as follows:

Board of Directors

The Board is responsible for the general supervision of the management of the Company business and affairs with the objective of enhancing shareholder value.  The Board discharges its responsibilities directly and through its committees, which currently consists of an Audit Committee and a Compensation Committee.

The Board is comprised of six (6) directors.  Applicable securities legislation requires determination of whether directors are “independent” of management of the Company and of any significant security holder for the purpose of determining appropriate composition of the Board and Board committees.  The principal test requires determination of whether a reasonable person with knowledge of all the relevant circumstances would conclude that the director is independent of management of the issuer and of any significant security holder.  Based on this test, the Board has determined that non-executive directors Allen Leschert and Malcolm Fraser are independent but each of Jeffrey Dahl, Robert Kell and Larry McLean are executive officers of the Company and are therefore not independent and Peter Dahl, who is the father of CEO Jeffrey Dahl, is also not independent.

Since the majority of the Board is not independent, the Board ensures that all directors strictly comply with the requirement that they disclose their personal interest in any transaction or matter that comes for consideration before the Board and thereafter abstain from voting thereon.  Since the nature of the business of the Company is mineral exploration, and the Company typically acquires all of its mineral interests from third parties or by direct staking, there are few transactions where a director would have an interest, other than issues related to compensation.  In order to facilitate the exercise of independent judgment by the Board on compensation issues, the Board has formed a Compensation Committee which is composed of independent directors, Allen Leschert and Malcolm Fraser and executive director, Larry McLean.

The Board chair is currently held by Peter Dahl.  The position of Board Chairman is an unpaid non-executive position.  While the independent directors do not hold regularly scheduled meetings, they hold meetings in their capacity as members of the Audit Committee and the Compensation Committee as and when required, and do engage in open and candid informal discussions of Company business as and when appropriate.  The Board holds meetings as frequently as required, but since most of the Board’s regular business is conducted by way of written consent resolution, the Board does not hold regularly scheduled meetings and does not keep and report on records of attendance of Board meetings.  In accordance with the requirements of the Company’s Articles and the Business Corporations Act (British Columbia), any resolutions consented to in writing by the directors (which comprises most of the resolutions considered and passed by the Board during the most recently completed financial year) are approved in writing by all of the Directors, provided that any Director who is interested in a matter considered by a particular resolution is required to deliver a written notice of disclosure of interest and abstention from voting with respect to that particular resolution.   Minutes are kept for all meetings of the Audit Committee and the Compensation Committee.

None of the directors of the Company are directors of any other issuer that is a reporting issuer or the foreign equivalent except for independent directors Allen Leschert, who is also a director and officer of Northaven Resources Corp., and Malcolm Fraser, who is a director and officer of Northaven Resources Corp. and of Tearlach Resources Limited and is a director of Norzan Enterprises Ltd., all of which are TSX Venture Exchange listed companies.

Board Mandate

The Board does not have a written mandate.  The Board delineates its role and responsibilities in light of the requirements set out in the Company’s Articles, the Business Corporations Act (British Columbia) and the requirements of applicable regulatory authorities.  In particular, the Board assumes the responsibility for strategic planning and overall direction of the Company, identification of principal risks to the Company’s business and implementation of plans and strategies to mitigate or address those risks, selection, review and compensation of its executives, determination and implementation of the Company’s general corporate governance approach and other things related to the general management and oversight of the Company.

Position Descriptions

The Board has not developed position descriptions for the chair of the Board and the chair of each Board committee.  The role and responsibilities of each such position is delineated primarily by the operational requirements and function of the Board or the particular committee. Each such position entails the fundamental requirement to chair meetings of the Board and or committee, including the determination and control of the agenda for business considered, facilitation of discussion among members, consideration and voting on resolutions and similar matters.  Additional matters related to the role and responsibilities of each such position are determined through internal discussions among the members of the Board and each such committee.   Since the Company has effectively adopted a ‘flat management’ approach, most major decisions taken by the CEO are discussed among the CEO and two or more directors prior to adoption or implementation.  Accordingly, the Board and CEO have not developed a written position description for the CEO, but have instead delineated the effective role and responsibilities for the CEO through ongoing communication and practice between the CEO and the Directors.

Orientation and Continuing Education

An orientation program for new directors has not been required since all of the current directors (with the exception of Malcolm Fraser, who was appointed January 6, 2011 and Sasan Sadeghpour, who is nominated for election at this meeting) have been directors of the Company for almost seventeen (17) years. With respect to providing continuing education for the Company’s directors, the Board ensures that all directors are kept apprised of changes in the Company’s operations and business, any changes in the regulatory environment affecting the Company’s business and changes in their roles as directors of a public company.

Ethical Business Conduct

The Board has not adopted a written code of business conduct and ethics but encourages and promotes a culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to employees, officers and directors to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability.  To ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board requires directors to act in the interest of the Company at all times.  The Board further requires any director who has a financial or other interest in a material transaction or proposed transaction being considered by the Board to disclose that interest at the first meeting where such transaction is being considered and thereafter abstain from voting thereon or, if approval is sought by written consent resolution, to file a written disclosure of interest and abstention of voting together with the consent resolution.

Nomination of Directors

The Board has concluded that its small size allows it to effectively conduct the majority of the Company’s business at the full Board level rather than through delegation to several single purpose Board committees.  The Board is actively looking for new qualified candidates to add to the Board to replace current members as they retire or leave to pursue other interests and in order to increase Board depth and functional capacity.  These searches are being done by individual Board members through their personal contacts and sources, although, the Board as a whole remains responsible for identifying, vetting and recommending new nominees to the Board.

Compensation

The Compensation Committee (“the Committee”) is appointed to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company and such other persons as the Board of Directors may request from time to time.  The Committee is comprised of independent directors of the Company, Allen Leschert, and Malcolm Fraser, and executive director, Larry McLean.  The process of determining compensation for directors and officers of the Company is described previously in items 9 and 10.

Other Board Committees

The Company has no committees other than the Audit Committee and Compensation Committee at this time.  See Section 17 of this Amended Information Circular under the heading entitled “Audit Committee and Relationship With Auditor”.

Assessments

The Chairman encourages discussion among the Board or the committee members, as the case may be, as to their evaluation of their own effectiveness over the course of the year.  All directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so.  The Board plans to hold an assessment meeting annually in order to review the effective performance of the Board, its members and committees.

17.           AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) and Companion Policy 52-110CP requires that the Company, as a venture issuer, disclose annually in its management information circular certain information concerning its audit committee and its relationship with its independent auditor, as set forth in the following:

The Company’s audit committee is governed by an audit committee charter, a copy of which is attached to this Amended Information Circular as Appendix “B”.  The Company’s audit committee is composed of director Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and independent directors, Allen Leschert and Malcolm Fraser, who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter.  Larry McLean and Allen Leschert have been directors of the Company since 1995, and Malcolm Fraser was appointed to the Board on January 6, 2011, and all three have in the course of their duties, engaged in the review and analysis of – and/or have actively supervised persons engaged in the preparation, auditing and analysis of – numerous interim and annual financial statements for the Company, as well as for other public companies for which they have served as directors or officers.  Allen Leschert, who serves as committee chairman, also has more than 25 years experience as a securities lawyer.  In addition to holding a law degree, he also holds a B. Comm. (with distinction) specializing in Corporate Finance and Accounting.  All three of the Audit Committee members are “financially literate”.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.  Since the effective date of NI 51-110, the Company has not relied on exemptions in sections 2.4 or 8 of NI 52-110.  The Company is relying on the general exemption applicable to venture issuers under section 6.1 of NI 52-101.  The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

The Audit Committee has taken steps to ensure that the Company’s auditor is independent of the Company by considering such matters as whether the auditor: a) holds a financial interest, either directly or indirectly in the Company; b) holds a position, either directly or indirectly, that gives the right or responsibility to exert significant influence over the financial or accounting policies of the Company; c) has personal or business relationships of immediate family, close relatives, partners or retired partners, either directly or indirectly with the Company; d) has economic dependence on the Company; and e) provides services in addition to the audit requirements.  The Company’s auditor has also provided written confirmation of their independence.  Non-audit services provided by the auditor is limited to the preparation of tax returns for the Company and does not include tax planning or tax advice.  Because of the limited amount of non-audit services and fees (preparation of tax returns only) the Audit Committee does not believe that contracts with the auditor for these non-audit services would compromise the auditor’s independence.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees (preparation of tax returns)	All Other Fees
December 31, 2010	$36,720	$2,000	$4,000	nil
December 31, 2011	$36,720	$3,000	$4,000	nil

18.           PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)           Number of Directors

The shareholders of the Company will be asked to pass an ordinary resolution to determine the number of directors of the Company at six (6).  The management of the Company recommends to the shareholders that the resolution be passed.

(b)           Resolution to Approve Stock Option Plan

The Company currently grants incentive stock options pursuant to a “rolling” stock option plan (the “Plan”) which provides for the grant of incentive options equal in the aggregate (including any previously granted incentive options) to not more than 10% of the Company’s issued and outstanding shares from time to time at the discretion of the directors, subject to the terms and conditions of the Plan.  In accordance with the policies of the TSX Venture Exchange, the Company is required to obtain approval of the Plan on an annual basis.  Shareholders will be asked to consider and, if thought appropriate, pass an ordinary resolution approving the Company’s incentive stock option plan, substantially in the form of the Stock Option Plan attached to this Amended Information Circular as Appendix “A”.  All such options will be non-transferable and will be subject to all necessary regulatory approvals.  Management of the Company recommends to the shareholders that the foregoing resolution be passed.

(c)           Resolution to Appoint Auditors

The shareholders of the Company will be asked to pass an ordinary resolution to appoint Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditors for the Company for the ensuing year, at a remuneration to be fixed by the directors of the Company.  Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, have been auditors of the Company since November 9, 2004.

(d)	Other Matters

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Annual General Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed AMENDED Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

19.	RESTRICTED SECURITIES

The Company does not currently have any outstanding restricted securities.

20.	ADDITIONAL INFORMATION

Additional information pertaining to the Company is filed publicly on the SEDAR system and is available for viewing by interested members of the public at www.sedar.com.  The Company’s comparative financial statements and Management Discussion and Analysis also provide financial information pertaining to the Company for its most recently completed financial year which are available on SEDAR.  Shareholders may also request a copy, free of charge, by contacting the Company at #301–32920 Ventura Avenue, Abbotsford, British Columbia, V2S 6J3 (Attention: Brenda McLean) or by phone at 604 870-9920 or by fax at 604 870-9930.  Additional information concerning SAMEX Mining Corp. is available on the Company’s website at www.samex.com.

DATED as of the 7th day of September, 2012

BY ORDER OF THE BOARD OF DIRECTORS
SAMEX MINING CORP.

“Jeffrey P. Dahl”
________________________________________
JEFFREY P. DAHL
PRESIDENT

APPENDIX “A” to the AMENDED Information Circular

SAMEX MINING CORP.

STOCK OPTION PLAN

(Rolling Option Plan)

SECTION 1
GENERAL PROVISIONS

1.1	Interpretation

For purposes of this Plan, the following terms shall have the following meanings:

	(a)	“Associate” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

	(b)	“Board” means the Board of Directors of the Corporation;

	(c)	“Business Day” means a day other than a Saturday, Sunday or any other day which is a statutory holiday in the Province of British Columbia;

	(d)	“Common Shares” means the Common Shares of the Corporation;

	(e)	“Corporation” means Samex Mining Corp.;

	(f)	“Consultant” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

	(g)	“Consultant Company” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

	(h)	“Date of Grant” means the effective date an Option is granted under this Plan;

(i)
“Disinterested Shareholder Approval” means approval by majority of votes cast by all shareholders at a shareholders meeting of the Corporation, with holders of non-voting and subordinate voting shares of the Corporation being given full voting rights, other than votes cast by the Participant, if an Insider, and any other Insiders to whom Options may be issued or existing Options amended under the Plan or any Associates of the Participant or such Insiders;

	(j)	“Directors” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

	(k)	“Discounted Market Price” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(l)
“Eligible Person” means an individual who is an Employee, Director, Management Company Employee or Consultant of the Corporation or a Subsidiary and who is not otherwise prevented from receiving the Option under the terms of the Policy, or a company, all of the shares of which are held by one or more such individuals;

	(m)	“Employee” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

	(n)	“Insider” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

	(o)	“Investor Relations Activities” has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

	(p)	“Management Company Employee” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

	(q)	“Market Price” has the meaning set forth in section 1.2 of Policy 1.1 of the TSX-V Corporate Finance Manual;

	(r)	“Option” means an option to purchase Common Shares granted to an Optionee pursuant to the terms of the Plan;

	(s)	“Option Agreement” has the meaning set out in section 2.3(d) hereof;

	(t)	“Optionee” has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

	(u)	“Participant” means Optionees to whom Options have been granted;

	(v)	“Plan” means this Samex Mining Corp. Stock Option Plan;

	(w)	“Policy” means policy 4.4 in the TSX-V Corporate Finance Manual, being the TSX-V policy on incentive stock options;

(x)
“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

	(y)	“Subsidiary” means a company the majority of whose voting shares are held by the Corporation at the time of grant;

(z)
“Take-over Bid” means a bona fide third party offer to acquire a majority of the issued and outstanding Common Shares made to any person or company or group of persons or companies or an offer to exchange a majority of such Common Shares for the shares of another company pursuant to an amalgamation, merger or similar transaction;

	(aa)	“Termination Date” means the date when a Participant ceases to be an Eligible Person for any reason whatsoever other than death;

	(bb)	“Tier 1 Issuer” and “Tier 2 Issuer” have the meanings set forth in the policy 2.1 of the TSX-V Corporate Finance Manual;

	(cc)	“TSX-V” means the TSX Venture Exchange (otherwise known as the Canadian Venture Exchange Inc.);

	(dd)	“United States” means the United States of America, its territories and possessions, and any area subject to the jurisdiction of the United States; and

(ee)
“U.S. Person” means any citizen, national or resident of the United States or any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof or any estate or trust that is subject to United States federal income taxation regardless of source of income.

In this Plan, words imparting the singular number only shall include the plural and vice versa and words imparting the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.2	Purpose

The purpose of the Plan is to advance the interests of the Corporation by:

	(a)	providing Eligible Persons with additional incentive;

	(b)	encouraging stock ownership by such Eligible Persons;

	(c)	increasing the proprietary interest of Eligible Persons in the success of the Corporation;

	(d)	encouraging Eligible Persons to remain with the Corporation or its Subsidiaries; and

	(e)	attracting new employees and officers.

1.3	Administration

(a)
The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors.  If a committee is appointed for this purpose, all references herein to the Board will be deemed to be references to the Committee.

	(b)	Subject to the limitations of the Plan, the Board shall have the authority to:

(i) grant options to purchase Common Shares to Eligible Persons;

(ii) determine the terms, limitations, restrictions and conditions respecting such grants;

(iii) interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(iv)
make all other determinations and take all other actions in connection with the implementation and administration of the Plan including without limitation for the purpose of ensuring compliance with Section 1.8 hereof as it may deem necessary or advisable.

The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

1.4	Shares Reserved

(a)
The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement (the “Reserve”).  The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan shall be 5% (or, if the Corporation is a Tier 1 Issuer and has obtained Disinterested Shareholder Approval, such greater amount as may be so approved up to the maximum unallocated portion of the Reserve) of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement.

(b)
Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.  No fractional shares shall be issued and the Board may determine the manner in which fractional share values shall be treated.

(c)
If there is a change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

(i) the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

(ii)
the number and kind of shares subject to unexercised Options theretofore granted and in the option price of such shares; provided however that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares.  If the Corporation is reorganized, amalgamated with another corporation, or consolidated, the Board shall make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate.

1.5           Limits with Respect to Insiders, Consultants and Investor Relations

(a)
The maximum number of Common Shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to Insiders under any other Share Compensation Arrangement.

(b)
The maximum number of Common Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement over the preceding one year period.  The maximum number of Common Shares which may be issued to any one Insider and such Insiders’ Associates under the Plan within a one year period shall, unless the Corporation is on the Date of Grant a Tier 1 Issuer and the Option is approved by Disinterested Shareholder Approval, be 5% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such Insider under any other Share Compensation Arrangement over the preceding one year period.

(c)
Notwithstanding any other provision herein, the maximum number of Common Shares which may be reserved in a 12 month period for issuance to any one Consultant or persons employed in Investor Relations Activities shall not exceed 2% of the Corporation’s issued and outstanding common shares at the Date of Grant and, if the Participant is a Consultant which provides services that include Investor Relations Activities, no more than 25% of the Common Shares under that Option shall vest in any three month period.

(d)
The Board shall, from time to time, establish appropriate procedures to monitor the trading in the securities of the Corporation by all Participants performing Investor Relations Activities, including, without limitation, the establishment of a designated brokerage account through which the Participant will be required to conducts all trades in the securities of the Corporation or a requirement for such Participant to file insider trade reports with the Board, and any Option granted to a Participant engaged in Investor Relations Activities shall be granted on and subject to compliance with such procedures.

1.6   Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.

1.7            Amendment and Terminating

(a)
The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation and subject to any required approval.  No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remaining outstanding.

(b)
With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation to change the date or dates as of which an Option becomes exercisable, subject to any required approvals.

(c)
If an Option is amended so as to result in a reduction in the exercise price of the Option and the Participant is an Insider of the Corporation at the time of a proposed amendment, such amendment shall be subject to and conditional upon receipt of Disinterested Shareholder Approval.

1.8   Compliance with Legislation

The Plan, the grant and the exercise of Options hereunder and the Corporation’s obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange(s) on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required.  The Corporation shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void.  In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are then listed for trading.  Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

1.9   Vesting Provisions

The Board of Directors may prescribe, at the time of grant of a particular Option, that such Option is subject to such vesting provisions as they may deem appropriate and as are in compliance with Policy and any of the other applicable rules and policies of the TSX-V, which provisions shall be set forth in that Participant’s Option Agreement.

1.10          Hold Periods and Legends

(a)
Any Common Shares issuable upon exercise of an Option shall be subject to such hold period as may be applicable under the Securities Act (British Columbia) and any other applicable securities legislation (“Applicable Securities Legislation”) and, where such hold period is applicable on the date of issuance of such Common Shares, shall, in addition to any legend required under Applicable Securities Legislation (“Statutory Legend”), be endorsed with a legend, as set out in this section 1.10 and such other legend as may be prescribed from time to time by legal counsel for the Corporation.

(b)
Where the Corporation is a Tier 2 Issuer or where the Corporation is a Tier 1 Issuer and an Options is granted at a price based on the Discounted Market Price, any Common Shares issuable upon exercise of the Option shall be subject to a hold period of four months from the Date of Grant, plus any additional hold period under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend and the following additional legend:

“Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date which is the date following the fourth month after the Date of Grant].”

(c)
Where the Corporation is a Tier 1 Issuer and an Option is granted at a price based on the Market Price, any Common Shares issuable upon exercise of the Option shall be subject to the hold period prescribed under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend.

1.11          Effective Date

The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required and shall be subject to the approval of shareholders of the Corporation.  Any Options granted prior to such approvals and acceptances shall be conditional upon such approvals and acceptances being given and no such Options may be exercised unless such approval and acceptance is given.

SECTION 2
OPTIONS

2.1   Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon the exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Common Shares acquired upon exercise of an Option may be forfeited.  An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2   Option Price

The Board shall establish the option price at the time each Option is granted, which shall in all cases be not less than the Discounted Market Price of the Common Shares covered by such Option at the date of the grant.

The option price shall be subject to adjustment in accordance with the provisions of Section 1.4(b) hereof.

2.3   Exercise of Option

(a)
Options granted must be exercised no later than 5 years, if a Tier 2 Issuer, or 10 years, if a Tier 1 Issuer, after the Date of Grant or such lesser period as the Board may determine upon the grant of the Option or as the regulations made pursuant to the Plan may require.

(b)
Options shall not be assignable or transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant’s legal representative.

(c)	Except as otherwise determined by the Board,

(i)
if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will, subject to the provisions of Section 2.3(a) hereof, cease to be exercisable if the Corporation is a Tier 2 Issuer on the Date of Grant, 90 days, or, if the Corporation is a Tier 1 Issuer on the Date of Grant, such longer period as may be prescribed by the Board and stipulated in the Option, after the Termination Date.  Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to be exercisable by the Participant;

(ii)
notwithstanding subsection 2.3(c)(i), if a Participant who is engaged in Investor Relations Activities and he ceases to be employed for any reason whatsoever other than death, each Option held by such Participant will, subject to the provisions of Section 2.3(a) hereof, cease to be exercisable, if the Corporation is a Tier 2 Issuer on the Date of Grant, 30 days, or, if the Corporation is a Tier 1 Issuer on the Date of Grant, such longer period as may be prescribed by the Board and stipulated in the Option, after the Termination Date;

(iii)
if a Participant dies, the legal representative of the Participant may, subject to the provisions of Section 2.3(a) hereof, exercise the Participants Options within six months after the date of the Participant’s death, but only to the extent the Options were by their terms exercisable on the date of death.

(d)
Each Option shall be confirmed by an option agreement (an “Option Agreement”) substantially in the form attached hereto as Schedule “A” together with such amendments and variations as may be approved by the Board at the Date of Grant, executed by the Corporation and by the Participant.

(e)
The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

(f)
Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary-Treasurer of the Corporation specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Common Shares to be purchased.  Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

(g)
Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Common Shares to a Participant pursuant to an exercise of an Option shall be subject to:

(i)
completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii)	the admission of such Common Shares to listing on any stock exchange on which the Common Shares may then be listed; and

(iii)
the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to safeguard against the violation of the laws of any jurisdiction.

In connection with the foregoing, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Common Shares in compliance with applicable laws and for the admission to listing of such Shares on any stock exchange in which the Common Shares are then listed.

2.4	U.S. Restrictions

The Options granted under this Plan may not be exercised within the United States except in accordance with such restrictions and requirements as the Corporation, on advice of its legal counsel, may specify from time to time.

SECTION 3
TAKE-OVER BIDS

3.1	Take-over Bids

If a Take-over Bid is made, then, notwithstanding Section 2, but subject to the other provisions of the Plan and subject to any required regulatory approvals, the following shall apply:

(a)
The Board may, in its sole and arbitrary discretion, give its express consent to the exercise of any Options which are outstanding at the time that such Take-over Bid was made regardless of whether such Options have vested in accordance with their terms.

(b)
If the Board has so expressly consented to the exercise of any Options outstanding at the time that such Take-over Bid was made, the Corporation shall, immediately after such consent has been given, give a notice in writing (a “Take-over Bid Notice”) to each Participant then holding unexpired Options (whether vested or not) advising of the making of the Take-over Bid and such notice shall provide reasonable particulars of the Take-over Bid and shall specify that the Participant may, at any time during the period commencing on the date of the Take-over Bid Notice and ending on the date which is five days following the giving of the Take-over Bid Notice, exercise all or any portion of any such unexpired Options then held by the Participant.

(c)
If a Participant wishes to exercise any such Options, such exercise shall be made in accordance with Section 2.3 hereof; provided that, if necessary in order to permit such Participant to participate in the Take-over Bid, the Options so exercised shall be deemed to have been exercised and the issuance of the Common Shares issuable upon such exercise (such Common Shares being referred to in this Section 3.1(c) as the “Specified Shares”) shall be deemed to have been issued, effective as of the first Business Day immediately prior to the date on which the Take-over Bid was made.

(d)
If, upon the expiry of the applicable Options exercise period specified in Section 3.1(b) above, the Take-over Bid is completed and a Participant did not, prior to the expiration of such exercise period, exercise the entire or any portion of the Option which such Participant could have exercised in accordance with the provisions of this Section 3.1, then, as of and from the expiry of such exercise period, the Participant shall cease to have any further right to exercise such Option, in whole or in part, and each such Option shall be deemed to have expired and shall be null and void.

(e)	If:

(i)	the Take-over Bid is not completed; or

(ii)	all of the Specified Shares tendered by the Participant pursuant to the Take-over Bid are not purchased by the offeror in respect thereof,

the Specified Shares or, in the case of clause (ii) above, the portion thereof that are not taken up and paid for by such offeror, shall be returned by the Participant to the Corporation and either cancelled or reinstated as authorized but unissued Common Shares, and the terms set forth herein shall again apply to the Option (or remaining portions thereof, as the case may be) pursuant to which the Specified Shares were purchased.

(f)
If any Specified Shares are returned to the Corporation pursuant to Section 3.1(e) above, the Corporation shall refund the applicable purchase price (without interest) to the Participant in respect of such Specified Shares.

(g)	In no event shall the Participant be entitled to sell or otherwise dispose of the Specified Shares otherwise than pursuant to the Take-over Bid.

SECTION 4
MISCELLANEOUS PROVISIONS

4.1
The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Common Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Common Shares in respect of which the Option is being exercised).

4.2
Nothing in the Plan or any Option shall confer upon a Participant any right to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any Subsidiary to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Participant beyond the time which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

4.3
The acceptance and exercise of the Option and the sale of Common Shares issued pursuant to exercise of the Option may have consequences under federal, provincial and US or other foreign tax and securities laws which may vary depending on the individual circumstances of the Participant.  Accordingly, the Participant acknowledges that he has been advised to consult his own legal and tax advisor in connection with this Plan and his dealings with respect to the Option or the Corporation’s Common Shares.

SCHEDULE “A”

SAMEX MINING CORP.
301 – 32920 Ventura Avenue
Abbotsford, BC, V2S 6J3

TO:	______________ , _________

Re: Option Agreement

You have been designated as an Eligible Person under the SAMEX MINING CORP. Stock Option Plan, a copy of which is enclosed with this letter (the “Plan”).  All capitalised terms in this Agreement defined in the Plan shall have the same meaning herein as therein.  Assuming that you become a Participant by signing this letter, the details of the Options which have been granted to you under the Plan are as follows:

(a)	Designated Number (the aggregate
number of Common Shares which you may
purchase under the Option):

(b)	Option Price (price per Common Share):	$

(c)	Expiry Date:

(d)	Vesting Date and Designated Quantity
(the quantity of the Designated Number of
Common Shares which you may purchase each
year)

	Vesting Date	Designated Quantity

(e)	Termination of Option

If you accept the Options and agree to participate in the Plan and be bound by and comply with the terms and conditions of the Plan which are hereby specifically incorporated by reference into this Agreement and the terms and conditions set out herein, please sign one copy of this letter and return it to _________________________ by _______________________________ .

By signing and returning this letter to SAMEX MINING CORP., you hereby covenant, represent, warrant and agree that:

(a)
you shall not, directly or indirectly in any manner whatsoever, sell, transfer, assign, mortgage, charge, pledge, grant a security interest in or otherwise dispose of or encumber all or any part of the Options granted to you by this Option Agreement;

(b)	you are an individual which is an Eligible Person with respect to the Corporation or a Subsidiary at the date hereof;

(c)
you have prepared, executed and delivered herewith a Personal Information Consent Form (or if you are a company, you have prepared, executed and delivered herewith a TSX-V Form 4F Certification and Undertaking), a copy of which is attached hereto as Schedule “D”, which is true and correct in every material respect, for further filing by the Corporation with the TSX-V in conjunction with its seeking TSX-V approval to the Option; and

(d)
if you are a U.S. Person, you have prepared, executed and delivered herewith a supplemental “Additional Covenants, Representations and Acknowledgments” of a US Optionee substantially in the form provided by the Corporation (attached hereto as Schedule “E”, if applicable), which is true and correct in every material respect.

This Option Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

SAMEX MINING CORP.

By:

I have read the SAMEX MINING CORP. Stock Option Plan and agree to comply with, and agree that my participation is subject in all respect to, its terms and conditions:

SIGNED in the presence of:

SIGNATURE:
(Signature of Witness)

NAME:

(Address of Witness)	(Date)

SCHEDULE “B”

NOTICE AND AGREEMENT
OF EXERCISE OF OPTION (CASH TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of                              between SAMEX MINING CORP. and myself (the “Stock Option Agreement”) as to                          Common Shares of SAMEX MINING CORP. (collectively, the “Option Shares”).

Enclosed is the full payment specified in the Stock Option Agreement.

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

The number of Option Shares specified above are to be issued in the following registration:

(Print Optionee’s Name)	(Optionee’s Signature)

(Date)	(Address)

SCHEDULE “C”

NOTICE AND AGREEMENT
OF EXERCISE OF OPTION (CASHLESS TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of                              between SAMEX MINING CORP. and myself (the “Stock Option Agreement”) as to                          Common Shares of SAMEX MINING CORP. (collectively, the “Option Shares”).

Upon receipt of a cheque from my broker for full payment as specified in the Stock Option Agreement, I request the issuance of shares in my name and instruct the transfer agent to deliver the share certificate to my broker, at the address listed below, representing the common shares as soon as reasonably practical after receipt of the cash consideration:

Name:

Address:

Tel:

Fax:

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

(Print Optionee’s Name)	(Optionee’s Signature)

(Date)	(Address)

SCHEDULE “D”
PERSONAL INFORMATION CONSENT FORM
INCENTIVE STOCK OPTIONS

TO:	SAMEX MINING CORP. (the “Issuer ”) #301 32920 Ventura Avenue Abbotsford, BC V2S 6J3

I, the undersigned, being a proposed recipient of incentive stock options to be granted by the Issuer, hereby acknowledge and consent to the collection, use and disclosure by the Issuer and its subsidiaries, affiliates, employees, and authorized agents, including its legal counsel, of information about me, including any information required by the TSX Venture Exchange (the “Exchange”) to be described in Exchange Form 4G “Summary Form – Incentive Stock Options” (“Personal Information”) for the purpose of (a) establishing, managing or terminating any business, consulting or employment relationship between the undersigned and the Issuer including the relationship which gave rise to the granting of incentive stock options to the undersigned, (b) administration of any the Issuer’s normal business activities, (c) obtaining regulatory approval or complying with the disclosure requirements of regulatory bodies having jurisdiction over the Issuer, and (d) such other purposes as the Issuer may from time to time notify the undersigned of or set out in any general privacy policy published on the Issuer’s website from time to time and, in particular, the undersigned expressly consents and agrees to:

1)	the disclosure of Personal Information to the Exchange pursuant to a Form 4-G or any or other form or document hereafter filed by the Issuer with the Exchange for the above stated purposes; and

2)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in the attached Appendix 6A or as otherwise identified by the Exchange from time to time.

DATED as at _____________________, _________.

Signed by ________________________________	in	)
the presence of:		)
)
)
Name		)
)
)
)
Address		)
)
Occupation		)

APPENDIX 6A
ACKNOWLEDGEMENT – PERSONAL INFORMATION

TSX Venture Exchange Inc. and its affiliates, authorized agents, subsidiaries and divisions, including the TSX Venture Exchange (collectively referred to as “the Exchange”) collect Personal Information in certain Forms that are submitted by the individual and/or by an Issuer or Applicant and use it for the following purposes:

•	to conduct background checks,
•	to verify the Personal Information that has been provided about each individual,
•	to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Issuer or Applicant,
•	to consider the eligibility of the Issuer or Applicant to list on the Exchange,
•	to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Issuer, or its associates or affiliates,
•	to conduct enforcement proceedings, and
•
to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, the Exchange also collects additional Personal Information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished.

The Personal Information the Exchange collects may also be disclosed:

(a)	to the agencies and organizations in the preceding paragraph, or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above; and

(b)	on the Exchange’s website or through printed materials published by or pursuant to the directions of the Exchange.

The Exchange may from time to time use third parties to process information and/or provide other administrative services.  In this regard, the Exchange may share the information with such third party service providers.

APPENDIX “B” To the AMENDED Information Circular

AUDIT COMMITTEE CHARTER

SAMEX MINING CORP.
(the “Company”)

May 5, 2005

(Implemented pursuant to Multilateral Instrument 52-110 (the “Instrument”))

This Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Company.  Nothing in this Charter is intended to restrict the ability of the Board or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

PART I

Purpose:

The purpose of the Committee is to manage and maintain the effectiveness of the financial aspects of the governance structure of the Company.

1.1           Definitions

In this Charter,

"accounting principles" has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

“Affiliate” means a company that is a subsidiary of another company or companies that are controlled by the same entity;

"audit services" means the professional services rendered by the Company's external auditor for the audit and review of the Company's financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

“Board” means the board of directors of the Company;

“Charter” means this audit committee charter;

“Company” means SAMEX MINING CORP.

"Committee" means the committee established by and among certain members of the Board for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company;

“Control Person” means any person that holds or is one of a combination persons that holds a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or that holds more than 20% of the outstanding voting shares of the Company, except where there is evidence showing that the holder of those securities does not materially affect control of the Company;

"executive officer" means an individual who is:

a)           the chair of the Company;

b)           the vice-chair of the Company;

c)           the President of the Company;

d)	the vice-president in charge of a principal business unit, division or function including sales, finance or production;

e)	an officer of the Company or any of its subsidiary entities who performs a policy-making function in respect of the Company; or

f)	any other individual who performs a policy-making function in respect of the Company;

“financially literate” has the meaning set forth in Section 1.3;

"immediate family member" means a person’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the person or the person’s immediate family member) who shares the individual's home;

“independent” has the meaning set forth in Section 1.2;

“Instrument” means Multilateral Instrument 52-110;

"MD&A" has the meaning ascribed to it in National Instrument 51-102;

“Member” means a member of the Committee;

"National Instrument 51-102" means National Instrument 51-102 Continuous Disclosure Obligations;

"non-audit services" means services other than audit services;

1.2           Meaning of Independence

1.           A Member is independent if the Member has no direct or indirect material relationship with the Company.

2.           For the purposes of subsection 1, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member's independent judgement.

3.           Despite subsection 2 and without limitation, the following individuals are considered to have a material relationship with the Company:

a)	a Control Person of the Company;

b)	an Affiliate of the Company; and

c)           an employee of the Company.

1.3           Meaning of Financial Literacy -- For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

PART 2

2.1           Audit Committee – The Board has hereby established the Committee for, among other purposes, compliance with the requirements of the Instrument.

2.2           Relationship with External Auditors – The Company will henceforth require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.

2.3           Committee Responsibilities

1.           The Committee shall be responsible for making the following recommendations to the Board:

a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

b)           the compensation of the external auditor.

2.           The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.  This responsibility shall include:

a)	reviewing the audit plan with management and the external auditor;

b)
reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

c)	reviewing audit progress, findings, recommendations, responses and follow up actions;

d)
reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

e)
reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtain an explanation from management of all significant variances between comparative reporting periods;

f)	reviewing the evaluation of internal controls by the external auditor, together with management's response;

g)	reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable; and

h)	annual approval of audit mandate.

3.           The Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the issuer's external auditor.

4.           The Committee shall review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

5.           The Committee shall ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and shall periodically assess the adequacy of those procedures.

6.           When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Policy 31, and the planned steps for an orderly transition.

7.           The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Policy 31, on a routine basis, whether or not there is to be a change of auditor.

8.           The Committee shall, as applicable, establish procedures for:

a)	the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

b)	the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

9.           As applicable, the Committee shall establish, periodically review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer, as applicable.

10.           The responsibilities outlined in this Charter are not intended to be exhaustive.  Members should consider any additional areas which may require oversight when discharging their responsibilities.

2.4           De Minimis Non-Audit Services

1.           The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:

a)
the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer's external auditor during the fiscal year in which the services are provided;

b)	the Company or the subsidiary of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)
the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.

2.5           Delegation of Pre-Approval Function

1.           The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(3).

2.           The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 1 must be presented to the Committee at its first scheduled meeting following such pre-approval.

PART 3

3.1           Composition

1.           The Committee shall be composed of a minimum of three Members.

2.           Every Member shall be a director of the issuer.

3.	The majority of Members shall be independent.

4.           Every audit committee member shall be financially literate.

PART 4

4.1           Authority

1.           Until the replacement of this Charter, the Committee shall have the authority to:

a)            to engage independent counsel and other advisors as it determines necessary to carry out its duties,

b)	to set and pay the compensation for any advisors employed by the Committee,

c)            to communicate directly with the internal and external auditors; and

d)	recommend the amendment or approval of audited and interim financial statements to the Board.

PART 5

5.1           Disclosure in Information Circular -- If management of the Company solicits proxies from the security holders of the Company for the purpose of electing directors to the Board, the Company shall include in its management information circular the disclosure required by Form 52-110F2 (Disclosure by Venture Issuers).

PART 6

6.1           Meetings

1.           The Committee shall meet at such times during each year as it deems appropriate.

2.           Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.

3.           Minutes shall be kept of all meetings of the Committee.